UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.     )*

Capital Senior Living Corporation

(Name of Issuer)

 Common Stock

(Title of Class of Securities)

 140475104

(CUSIP Number)

 Radix Partners LLC
Attn: Schuster Tanger
80 Broad Street
Suite 2502
New York, New York 10004
(212) 257-4291

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

October 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS HCRE Special Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,653,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,653,119
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,653,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS Radix Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,653,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,653,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,653,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS Joshua Packwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,653,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,653,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,653,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS Schuster Tanger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,653,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,653,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,653,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14160 Dallas Parkway, Suite 300, Dallas, Texas 75254.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): HCRE Special Investment LLC, a Delaware limited liability corporation (“HCRE”), Radix Partners LLC, a Delaware limited liability corporation (“Radix”), Joshua Packwood (“Mr. Packwood”), and Schuster Tanger (“Mr. Tanger”). The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

(b) The business address of the Reporting Persons is 80 Broad Street, Suite 2502, New York, New York 10004.

(c) The principal business of HCRE is serving as a private investment vehicle. The principal business of Radix is providing investment management services, including serving as the managing member of HCRE. Mr. Packwood’s principal occupation is serving as the co-managing member of Radix. Mr. Tanger’s principal occupation is serving as the co-managing member of Radix.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tanger and Mr. Packwood are citizens of the United States of America. The places of organization of each of the other Reporting Persons are listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate amount equal to $ 38,948,641 (including commissions) to purchase 1,653,119 shares of Common Stock. The shares of Common Stock owned by HCRE were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.	Purpose of Transaction

(a)-(j) The Reporting Persons purchased the Common Stock based on their belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, have discussed and may continue to discuss with the Issuer ways in which the undervaluation of the Common Stock can be rectified, which may include discussions regarding the assets, business, strategy, strategic transactions, financial condition, corporate governance and/or operations of the Issuer.

Subject to applicable law and regulations and, depending upon certain factors, including general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of such shares desirable, the Reporting Persons may increase their position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable. In addition, the Reporting Persons may, from time to time and at any time, acquire other equity, debt, notes, instruments or other securities of the Issuer (collectively with the Common Stock, “Securities”) in the open market or otherwise. The Reporting Persons reserve the right in the future to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may nominate or recommend candidates to serve on the Board of Directors of the Issuer (the “Board”); have discussions with other stockholders and potential nominees to the Board; make additional proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, governance structure or Amended and Restated Articles of Incorporation or Second Amended and Restated Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or to result in any of the matters set forth in subparagraphs (a)-(j) or Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) HCRE beneficially owns in the aggregate 1,653,119 shares of Common Stock. Each of Radix, Mr. Packwood and Mr. Tanger may be deemed to beneficially own the shares of Common Stock owned by HCRE. Based upon a total of 29,500,340 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2015, the Reporting Persons’ shares represent approximately 5.604% of the outstanding shares of Common Stock. Each of Radix, Mr. Packwood and Mr. Tanger disclaim beneficial ownership of the shares of Common Stock held by HCRE.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions made on the open market, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
HCRE	9/30/2015	18,000	$19.79
HCRE	10/1/2015	35,000	$19.97
HCRE	10/2/2015	26,603	$20.35
HCRE	10/5/2015	50,000	$21.38
HCRE	10/6/2015	50,000	$21.76
HCRE	10/8/2015	22,000	$22.68

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 8, 2015, the Reporting Persons entered in the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 1.

The Reporting Persons may, from time to time, enter into and dispose of option contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated October 8, 2015, by and among HCRE Special Investment LLC, Radix Partners LLC, and Schuster Tanger.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2015

HCRE SPECIAL INVESTMENT LLC

By:	Radix Partners LLC, its managing member

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

RADIX PARTNERS LLC

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

JOSHUA PACKWOOD

By:	/s/ Joshua Packwood

SCHUSTER TANGER

By:	/s/ Schuster Tanger

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Capital Senior Living Corporation, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 8, 2015

HCRE SPECIAL INVESTMENT LLC

By:	Radix Partners LLC, its managing member

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

RADIX PARTNERS LLC

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

JOSHUA PACKWOOD

By:	/s/ Joshua Packwood

SCHUSTER TANGER

By:	/s/ Schuster Tanger